Transamerica Asset Management, Inc. P.O. Box 9012 Clearwater, Florida 33758-9012 727-299-1800

December 21, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Transamerica Funds (the “Trust”)

(1933 Act File No.: 033-02659) (1940 Act File No.: 811-04556)

Ladies and Gentlemen:

We are filing today, through the EDGAR system on behalf of the Trust, Post-Effective Amendment No. 167 (the “Amendment”) to the Trust’s registration statement on Form N-1A relating to the Funds (defined below). The Amendment is being filed under paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended (“1933 Act”), and Rule 8b-16 under the Investment Company Act of 1940, as amended. Pursuant to Rule 485(a)(1), the Trust has designated on the facing sheet that the Amendment become effective on March 1, 2013. No fees are required in connection with this filing.

The Amendment relates solely to the following series of the Trust: Transamerica Large Cap Value and Transamerica Tactical Rotation (collectively, the “Funds”). The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act in order to reflect a sub-adviser change and certain related changes for Transamerica Large Cap Value. The Amendment is also being filed to update disclosure for Transamerica Tactical Rotation. We note that while the Funds are included in the Trust’s combined Statement of Additional Information along with the other series of the Trust, and filed as part of this Amendment, this Amendment is intended to relate solely to the Funds.

The other series of the Trust will be included in the post-effective amendment to the Trust’s registration statement to be filed pursuant to Rule 485(b) under the 1933 Act, for the purpose of including the financial statements of all series of the Trust and for making various other changes, none of which would render that post-effective amendment ineligible to become effective pursuant to paragraph (b) of Rule 485.

Please direct any comments or questions about this filing to the undersigned at (727) 299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Vice President and Senior Counsel
Transamerica Asset Management, Inc.